U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the registrant: ASA Gold and Precious Metals Limited

Name of persons relying on exemption: Alexander Merk

Address of person relying on exemption: 555 Bryant St #455, Palo Alto, CA 94301

Source: Merk Investments LLC

September 08, 2026 08:30 ET

Axel Merk Calls on ASA Board to Give Shareholders Liquidity at Nav Before Saba BDC Conversion

Investors should tell the Board now: liquidity first, restructuring later

PALO ALTO, Calif., Sept. 08, 2026 (GLOBE NEWSWIRE) -- Axel Merk, a shareholder of more than 300,000 shares of ASA Gold and Precious Metals Limited (NYSE: ASA), today called on ASA’s Board to provide shareholders with a meaningful opportunity to exit at or near net asset value (NAV) before asking them to approve the proposed conversion of ASA into a Saba-managed business development company (“BDC”) and pay the related costs:

The Board has now announced its proposed transformation of ASA. Before it asks shareholders for their votes, shareholders should tell the Board what they want.

Liquidity first. Restructuring later.

I believe investors who chose ASA for its exposure to gold mining deserve to be given liquidity without having to bear any restructuring costs related to changing the Fund.

The message to event-driven investors is also straightforward. You do not need to have a view on gold mining or on whether Saba can manage a BDC. If you invested in ASA because of the discount to NAV, tell the Board now that you should be given an opportunity to exit at or near NAV before ASA is repurposed.

ASA’s Board announced on September 4 that it intends to convert ASA from a precious-metals closed-end fund into a credit-focused BDC managed by Saba. The Board says the conversion is intended, in part, to address ASA’s discount to NAV.

But the Board has not announced a liquidity mechanism that would actually allow existing shareholders to realize NAV.

A tender offer does that directly.

A BDC conversion does not. In fact, listed BDCs frequently trade at discounts to NAV.

If addressing the discount is the objective, give shareholders liquidity first. There is no reason that existing shareholders should have to finance Saba’s transformation of ASA and then hope that the new vehicle eventually trades closer to NAV.

Investors Should Speak Up Now

Investors should tell the Board that they expect a liquidity solution at or near NAV before ASA’s precious-metals mandate is eliminated, its portfolio is dismantled, and the Company is handed to Saba to manage under an entirely different strategy.

Saba controls more than 32% of ASA’s shares. If Saba wants to repurpose ASA into a vehicle it will be paid to manage, shareholders who do not want to participate in that strategy should first be given a meaningful opportunity to get out without bearing the related costs.

Tender first. BDC conversion later — if the shareholders who remain still want it.

That sequencing matters.

Once shareholders approve the conversion and ASA’s existing portfolio is liquidated or repositioned, our negotiating leverage may be gone. Gold investors should not surrender that leverage before they receive liquidity to redeploy into other gold investments. Event-driven investors should not surrender that leverage before receiving the liquidity event they came to ASA to capture.

The Proposed Conversion Creates Serious Costs and Conflicts

The BDC proposal is not simply a change in investment strategy.

Saba would be a direct economic beneficiary. Saba would become investment manager of the proposed BDC and earn management fees. Saba has also previously proposed including profit-sharing compensation (to be paid to them) of a type permissible in a BDC but not under ASA’s current structure.

Don’t Dismantle the Portfolio and Saddle Existing Shareholders with the Related Costs Before Offering Shareholders Liquidity

The legal, operational, and portfolio costs of the complete transformation and domestication of ASA as approved by the Board are likely to be substantial. Shareholders who do not wish to be invested in a transformed fund do not deserve to be saddled with the related costs. With the Fund trading at a -18.11% discount as of September 4, 2026, shareholders are not able to obtain full liquidity for their shares without the Fund conducting a tender offer.

Existing shareholders could bear substantial tax costs. Converting ASA requires disposing of or otherwise dealing with a precious-metals portfolio containing substantial unrealized gains due to the Fund’s prior strong performance (see www.saveasa.com/performance).

Taxable shareholders who have not made a Qualified Electing Fund (“QEF”) election may also face particularly punitive PFIC tax consequences, including potential excess-distribution treatment. See www.saveasa.com/punitivetaxes for more details.

Any delay at this stage may also benefit taxable shareholders by potentially pushing taxable gains into the 2027 tax year.

The Board says it expects the BDC conversion to occur by year-end if shareholders approve it. Given ASA’s portfolio, that timetable raises a critical question for shareholders: how much of the existing portfolio will be sold or repositioned before shareholders have an opportunity to vote upon the proposed transformation?

Since the Board’s Investment Committee assumed management of ASA on July 1, 2026, ASA’s return pattern has reflected reduced upside participation relative to its benchmark, raising concerns that repositioning may already be underway. See www.saveasa.com/news for more details.

That makes the sequencing all the more important: I believe the Board should offer shareholders liquidity first, before taking further steps to dismantle ASA’s existing portfolio, in order to avoid further harming shareholders who do not wish to be invested in the transformed fund. Current shareholders should not be forced to bear the costs of “broaden[ing] the Company’s potential investor base.”

The Board’s Conflicts Cannot Be Ignored

ASA’s current Board was hand-picked through Saba’s campaign for control, and a Saba partner heads the Investment Committee currently responsible for managing ASA’s portfolio.

Now that same Board has selected Saba to manage the vehicle it proposes ASA become.

The Board’s fiduciary duty is to ASA’s existing shareholders — not to Saba as ASA’s prospective investment manager and not to hypothetical future shareholders of a Saba-managed credit vehicle. More information is available at www.saveasa.com/process-manipulation.

This Is About Price, Not Gold

All shareholders have compelling reasons to demand liquidity before the proposed conversion, and having to bear the related costs.

If the Board believes ASA must be repurposed, existing shareholders should be given the opportunity to exit at or near NAV before that repurposing occurs.

Shareholders should contact the Board now and make that expectation clear.

Do not let the Board turn this into a false choice between the existing ASA and a Saba-managed BDC. There is a third choice: give shareholders the opportunity for liquidity first. After that, shareholders can consider the proposal on its merits, and the shareholders interested in that vehicle will be the ones fairly bearing the related costs.

The Board still has time to do the right thing. Investors should tell them now: give shareholders the opportunity to exit at NAV before you repurpose ASA.

For additional information, visit www.saveasa.com.

Media Contact:

Axel Merk

(408) 475-0186

www.saveasa.com

Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He serves as President and Chief Investment Officer of Merk Investments LLC, which served as the Fund’s investment adviser until June 30, 2026. He also resigned as Chief Operating Officer of ASA in June 2026.

Nothing herein constitutes an offer to sell, or a solicitation of an offer to buy, any securities. It does not constitute a solicitation of a proxy within the meaning of Section 14(a) of the Securities Exchange Act of 1934, as amended. The information above reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances.

The use of forward-looking statements reflect the current expectations, estimates, beliefs, assumptions, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Forward-looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions including the negatives thereof, other variations or comparable terms. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments.

The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change.

MERK®

This morning, in response to a filing by ASA that its Board supports a conversion of ASA into a Saba managed business development company (BDC), I issued a press release that states, amongst others: *"If addressing the discount is the objective, give shareholders liquidity first. There is no reason that existing shareholders should have to finance Saba's transformation of ASA and then hope that the new vehicle eventually trades closer to NAV."*

Read my press release by clicking here.

ASA Discount
-10%
-15%
-5%
-20%
0%
-18.11%
as of 2026-09-04

For more on recent developments at ASA, click here. Feel free to reach out to me with questions at any time.

Best wishes,

Axel

Axel Merk
(408)475 0186

Register your potential interest in a future Merk-managed mining strategy, so you don't miss out: saveasa.com/register

The online registration is to indicate potential interest only. More information about a potential Merk-managed mining strategy will be provided at a later date. The past performance of ASA does not guarantee the future results of another Merk-managed strategy.

On June 30, 2026, Merk concluded its management of ASA after the Saba-controlled Board terminated Merk's advisory agreement. Certain Fund directors, including a Saba partner, have assumed responsibility for ASA's management.

This email has not been approved by ASA Gold & Precious Metals Ltd. ("ASA" or the "Fund"). concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. ASA is a non-diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller-sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed-end funds like ASA frequently trade at a discount to net asset value.

Certain links may direct users to third-party websites or filings with the U.S. Securities and Exchange Commission ("SEC"). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third-party sources, and no obligation exists to provide updated information if it subsequently becomes incorrect in the future.

Merk Investments LLC, 555 Bryant St #455, Palo Alto, CA 94301

Save ASA HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES Invest with Merk*

Updates

Ongoing developments related to ASA's governance and shareholder rights.

ASA Discount
-10%
-15%
5%
-20%
0%
-18.11%
as of 2026-09-04

Monitoring ASA Post-Merk Management

The dashboard below monitors key ASA metrics since the Board assumed responsibility for ASA's management on July 1, 2026. The Board members overseeing ASA have no precious metals mining expertise. The benchmark shown as GDMNTR is the index underlying GDX, the gold mining ETF. Data source: Bloomberg. Check back for periodic updates.

ASA Style Drift Analysis (as of 09/04/2026)

Benchmark **GDMNTR**

Latest 1D Return

ASA NAV	-0.5422%
GDMNTR	-1.3905%
GDX	-1.7397%
GDXJ	-1.6044%

Latest 5D Return

ASA NAV	-0.0260%
GDMNTR	-0.8731%
GDX	-0.4866%
GDXJ	-0.2411%

Latest 30D Return

ASA NAV	17.9424%
GDMNTR	19.5974%
GDX	19.4108%
GDXJ	19.4569%

NAV Premium/Discount

NAV Premium/Discount
-18.11%
NAV Discount
NAV Discount 30D Avg
2 Std Dev
1 Std Dev

Daily Return Spread (ASA NAV - GDMNTR)

	2Y Prior Jul 24 - Jun 26	Since 6/30/2026
Average Daily Spread	0.06%	-0.11%
Spread Std. Dev.	15.42%	17.87%
Cumulative Spread	29.94%	-5.34%
Avg. 60D Ann. Tracking Err	15.13%	15.59%
Trading Days	502	47
Correlation	0.92	0.92
Beta	0.96	0.83
Alpha	0.0007	-0.0001

Daily Return Spread
Daily Spread (in bps)
2024
2025
2026

2026 YTD
Benchmark Return
ASA NAV Return

60-Day Rolling Ann. Tracking Error
Annualized Tracking Error (in %)
2024
2025
2026

In response to a filing by ASA that its Board supports a conversion of ASA into a Saba managed business development company (BDC), Mr. Merk issued a press release that states, amongst others: *"If addressing the discount is the objective, give shareholders liquidity first. There is no reason that existing shareholders should have to finance Saba's transformation of ASA and then hope that the new vehicle eventually trades closer to NAV."*

📎 Read Mr. Merk's Press Release

August 5, 2026 - Gold Diggers Without Mining Expertise: ASA

ASA's portfolio is coasting. The discount is not.

📎 Read Mr. Merk's Analysis

July 16, 2026 - Unlock Gold Mining Value in ASA

Saba Campaigned on ASA's Discount — But Hasn't Delivered

📎 Read Mr. Merk's Analysis

July 1, 2026 - Axel Merk calls on SEC to intervene at ASA Gold and Precious Metals Limited as Saba-controlled Board terminates advisory agreement

ASA Board, with no precious metals mining experience, takes control of fund management

📎 Read Mr. Merk's Press Release

June 11, 2026 - US Supreme Court rules against private suits brought under key securities law

On June 11, 2026, The Supreme Court reversed a lower court's ruling that let hedge fund Saba Capital Master Fund sue under the Investment Company Act of 1940 to void fund bylaws restricting the voting power of activist shareholders. Justice Amy Coney Barrett, who authored the ruling, wrote that the Investment Company Act does not authorize private parties to bring suits seeking the rescission of bylaws or other contractual terms.

The ruling might impact the ability of activist investors to sue against shareholder rights plans (poison pills).

📎 Read the Court Decision

June 10, 2026 – Axel Merk resigns as COO of ASA Gold and Precious Metals Ltd.

Axel Merk notified the Board of ASA Gold and Precious Metals Ltd. of his resignation in his capacity of Chief Operating Officer, effective immediately. His resignation does not affect his role as President and

Chief Investment Officer of Merk Investments LLC, manager of ASA via a separate investment advisory agreement that currently is extended through June 30, 2026.

Merk stated that he could no longer serve as a Sarbanes-Oxley certifying officer after being excluded from discussions affecting the June 30 adviser transition, which he believes creates a serious risk of breakdown in ASA's internal controls.

On June 11, 2026, ASA's Board issued a press release announcing Mr. Merk's resignation as COO. Please see here for a correction of misleading statements in that press release.

📎 Read Mr. Merk's Press Release

📎 Read Mr. Merk's response "correcting the record" to ASA's press release on Mr. Merk's resignation

Register your potential interest in a future Merk-managed mining strategy, so you don't miss out: saveasa.com/register

* The online registration is to indicate potential interest only. More information about a potential Merk-managed mining strategy will be provided at a later date. The past performance of ASA does not guarantee the future results of another Merk-managed strategy.

On June 30, 2026, Merk concluded its management of ASA after the Saba-controlled Board terminated Merk's advisory agreement. Certain Fund directors, including a Saba partner, have assumed responsibility for ASA's management.

This site and its content have not been approved by ASA Gold & Precious Metals Ltd. ("ASA" or the "Fund"). concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. ASA is a non-diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller-sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed-end funds like ASA frequently trade at a discount to net asset value.

Certain links may direct users to third-party websites or filings with the U.S. Securities and Exchange Commission ("SEC"). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third-party sources, and no obligation exists to provide updated information if it subsequently becomes incorrect in the future.